EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th  Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

May 4, 2011

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, EDGAR and the Company’s Web site, and disseminated to shareholders on May 4, 2011.

4. SUMMARY OF MATERIAL CHANGE

Vancouver, British Columbia, May 4, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it has entered into an exclusive distribution agreement with Fisher Scientific Company of Ottawa, Ontario, Canada to distribute the full line of RAMP® cardiac products in Canada.  Fisher Scientific is part of Thermo Fisher Scientific, the world leader in serving science.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation Enters Into Exclusive
Canadian Distribution Agreement with Fisher Scientific
Company

Vancouver, British Columbia, May 4, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it has entered into an exclusive distribution agreement with Fisher Scientific Company of Ottawa, Ontario, Canada to distribute the full line of RAMP® cardiac products in Canada.  Fisher Scientific is part of Thermo Fisher Scientific, the world leader in serving science.

The Canadian Point of Care Testing (POCT) market is projected to be $63M in 2011, which is 12% of the In Vitro Diagnostic (IVD) market in Canada, and it is expected to continue to grow at 7% over the next several years.

“We are delighted that Fisher Scientific will  represent our RAMP® products in Canada,” said       S. Wayne Kay, CEO, Response Biomedical.  “Fisher Scientific’s market experience and their strong infrastructure are an excellent complement to our Company, and we look forward to a successful partnership with them.”

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Patricia Massitti
Sr. Director, Administration and Corporate Communications,
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 4th day of May 2011.